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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934


                         ARV Assisted Living, Inc.
                             (Name of Company)

                         Common Stock, No Par Value
                       (Title of Class of Securities)

                                 00204C107
                               (CUSIP Number)


                             Lorenzo Lorenzotti
                       Prometheus Assisted Living LLC
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

               ----------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              January 16, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




                                SCHEDULE 13D



CUSIP No. 00204C107                                  Page 2  of  8  Pages
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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                  Prometheus Assisted Living LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                              (b) [x]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
                            AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
---------------------

     NUMBER OF          7   SOLE VOTING POWER
      SHARES                7,295,369
   BENEFICIALLY
   OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING              -0-
    PERSON WITH
                        9   SOLE DISPOSITIVE POWER
                            7,295,369

                        10  SHARED DISPOSITIVE POWER
                            -0-
---------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,295,369 shares of Common Stock


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
     CERTAIN SHARES*

13   PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)

     46.0%, the number of shares of Common Stock currently owned by Prometheus (7,295,369) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997 (15,868,998).

14   TYPE OF REPORTING PERSON*
              OO

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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                SCHEDULE 13D



CUSIP No. 00204C107                                  Page  3   of  8  Pages
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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

              LF Strategic Realty Investors II L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                              (b) [x]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

                        OO, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

-----------------------
     NUMBER OF           7  SOLE VOTING POWER
      SHARES                7,295,369
    BENEFICIALLY
    OWNED BY EACH        8  SHARED VOTING POWER
      REPORTING             -0-
     PERSON WITH

                         9  SOLE DISPOSITIVE POWER
                            7,295,369

                         10 SHARED DISPOSITIVE POWER
                            -0-
-----------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,295,369 shares of Common Stock


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
     CERTAIN SHARES*

13   PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
     46.0%, the number of shares of Common Stock currently owned by Prometheus (7,295,369) divided by the number of shares of Common Stock reported by the Company as outstanding on December 5, 1997
     (15,868,998).

14   TYPE OF REPORTING PERSON*
              PN
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 4 to Schedule 13D (this "Amendment") is filed by LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI") and Prometheus Assisted Living LLC, a Delaware limited liability company ("Prometheus", and collectively with LFSRI, the "Reporting Persons"). As previously reported in the Schedule 13D filed on July 23, 1997, by Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and Prometheus (as amended, the "Initial
Schedule 13D"), pursuant to a Stock Purchase Agreement dated as of July 14, 1997, by and between ARV Assisted Living, Inc. (the "Company"), LFREI and Prometheus (as amended, the "Stock Purchase Agreement"), Prometheus agreed to purchase certain shares of the common stock, no par value, of the Company (the "Common Stock") (terms used herein but not defined shall have the meanings assigned to such terms in the Initial Schedule 13D). On July 23, 1997, Prometheus purchased 1,921,012 shares of Common Stock pursuant to the Stock Purchase Agreement at a purchase price of $14 per share, representing an aggregate investment of $26,894,168. Thereafter, the Company and the Reporting Persons amended the Stock Purchase Agreement by entering into an Amended and Restated Stock and Note Purchase Agreement dated as of October 29, 1997, by and between the Company, LFREI and Prometheus, which provided for the purchase by Prometheus of $60,000,000 aggregate principal amount of the Company's 6.75% Convertible Subordinated Notes due 2007 (the "Company Notes"). On December 1, 1997, LFREI assigned its ownership interest in Prometheus to LFSRI. On December 5, 1997, the Company redeemed the Company Notes for Common Stock pursuant to redemption provisions set forth in the Indenture and the Note.

          This Amendment relates to the purchase of additional shares of Common Stock by Prometheus on January 16, 1998 and January 20, 1998. The Initial Schedule 13D is hereby amended as follows:


Item 5.   Interest in Securities of the Company

          (a) As of January 20, 1998, Prometheus beneficially owned 7,295,369 shares of Common Stock. Such ownership represents 46.0% of the number of shares of Common Stock reported by the Company to be issued and outstanding as of December 5, 1997. LFSRI has no ownership interest in the Company beyond its interest in Prometheus.

          (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Amendment, subject to the terms and restrictions contained in the Stockholders Agreement.

          (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other parties listed on Schedule 1 have acquired any shares of Common Stock of the Company since the last amendment to the Initial Schedule 13D was filed, other than the purchases reported herein.

          (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Amendment.

          (e) Not applicable.

Item 6.   Contract, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company

          In connection with the January 16, 1998 purchase of 926,131 of the shares of Common Stock reported in this Amendment, Prometheus (i) entered into a stock purchase agreement with Davidson Family Partnership, a California general partnership and Gary L. Davidson Funded Revocable Living Trust, a California trust (collectively, the "Davidson Seller") and (ii) received from the Davidson Seller an irrevocable proxy to vote the shares of Common Stock covered by such stock purchase agreement. In connection with the January 20, 1998 purchase of 186,000 of the shares of Common Stock reported in this Amendment, Prometheus (i) entered into a stock purchase agreement with Furman Selz LLC and certain entities associated therewith (collectively, the "Furman Selz Seller") and (ii) received from the Furman Selz Seller an irrevocable proxy to vote the shares of Common Stock covered by such stock purchase agreement. All references to the stock purchase agreements and the proxies are qualified in their entirety by the full text of such documents, copies of which are attached as Exhibits hereto and are incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1:      Stock Purchase Agreement dated
                            January 16, 1998, among Prometheus
                            and the Davidson Seller

          Exhibit 2:      Irrevocable Proxy dated January 16,
                            1998, granted to Prometheus by the
                            Davidson Seller

           Exhibit 3:     Stock Purchase Agreement dated
                            January 20, 1998, among Prometheus
                            and the Furman Selz Seller

           Exhibit 4:     Irrevocable Proxy dated January 20,
                            1998, granted to Prometheus by the
                            Furman Selz Seller

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 PROMETHEUS ASSISTED LIVING LLC

                                  by   LF Strategic Realty Investors II
                                       L.P., as sole member,

                                      by   Lazard Freres Real Estate
                                           Investors L.L.C., its general
                                           partner,

                                             by /s/ Robert P. Freeman
                                               ---------------------------------
                                               Name:   Robert P. Freeman
                                               Title:  President


                                 LF STRATEGIC REALTY INVESTORS II L.P.

                                  by   Lazard Freres Real Estate
                                       Investors L.L.C., its general partner,

                                         by /s/ Robert P. Freeman
                                            ------------------------------------
                                            Name:   Robert P. Freeman
                                            Title:  President

                                                                 SCHEDULE 1





          Officers of Lazard Freres Real Estate Investors L.L.C. The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.


    Name                  Present and Principal Occupation

Arthur P. Solomon         Chairman and Managing Director
                          of LFREI; Director of American
                          Apartment Communities II, Inc.,
                          and Atlantic American Properties

Anthony E. Meyer          Senior Vice President and
                          Managing Director of LFREI;
                          Member of partnership committee
                          of DP Operating Partnership LP

Robert P. Freeman         President and Managing Director
                          of LFREI; Director of American
                          Apartment Communities II, Inc.,
                          Commonwealth Atlantic Properties
                          Inc. and Atlantic American
                          Properties Trust

Klaus P. Kretschmann      Senior Vice President of LFREI;
                          Director American Apartment
                          Communities II, Inc.

Murry N. Gunty            Vice President of LFREI;
                          Director of Atlantic American
                          Properties Trust and Member of
                          partnership committee of DP
                          Operating Partnership LP

Thomas M. Mulroy          Vice President of LFREI

Lorenzo L. Lorenzotti     Secretary of LFREI

Henry C. Herms            Comptroller of LFREI